ACTIONS SEMICONDUCTOR CO., LTD.
Offer to Amend Outstanding Options
Exercisable for American Depositary Shares

THE OFFER EXPIRES AT 5:00 P.M., BEIJING TIME ON MARCH 20, 2009, UNLESS THE OFFER IS EXTENDED.

We (Actions Semiconductor Co., Ltd.) are offering our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares traded on the NASDAQ Global Market that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable) as follows:

(1) Replace the exercise price of U.S.$3.30 of the outstanding stock options with an exercise price of U.S. $1.40; and

(2) Begin vesting of the outstanding stock options on May 21, 2010 instead of May 21, 2009, August 4, 2009 or January 21, 2010 (as applicable).

The offer is subject to the terms and conditions set forth in this Offer to Amend and the related Letter of Transmittal, which, together with any amendments or supplements, collectively constitute the “Offer.”

For ease of understanding, the terms and conditions of the Offer are set forth below in a question and answer format.  You should read this Offer to Amend and the enclosed Letter of Transmittal carefully before deciding whether to participate in the Offer.  You may want to consult with your personal financial advisor or other professional advisor regarding your individual circumstances.  You should direct any questions about the Offer to Mr. Jimmy Liu at +86-21-5080 3900 ext 1211.

Please note that we have not authorized any person to make any recommendation on our behalf as to whether you should participate in the Offer.  You should rely only on the information contained in the Offer to Amend, the Letter of Transmittal, and any other documents that we reference in the Offer to Amend.

Furthermore, neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission in the People’s Republic of China has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer, passed upon the adequacy or accuracy of the disclosure in or incorporated by reference in this Offer to Amend, or determined if the Offer to Amend is truthful or complete.  Any representation to the contrary is a criminal offense.

This Offer to Amend is made for the securities of a foreign company.  The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States, but financial statements included in the document, if any, have been prepared in accordance with accounting standards generally accepted in the United States (U.S. GAAP).

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may amend its outstanding stock options to purchase its American Depository Shares otherwise than as provided in the Offer to Amend, such as in privately negotiated amendments with individual holders of such options.

The date of this Offer to Amend is February 26, 2009.

General Questions about the Offer

Q1.	What are we offering to amend?

We are offering eligible employees, consultants and members of our Board of Directors the opportunity to amend certain terms of their outstanding stock options to purchase our American Depositary Shares that were granted on May 21, 2008, August 4, 2008 and January 21, 2009 (as applicable) (“Eligible Options”) under our 2007 Equity Performance and Incentive Plan (the “Plan”).

Q2.	Why are we making the Offer?

Due to the weakening of the global economy and the gradual decrease in the price of our American Depositary Shares on the NASDAQ Global Market since the Eligible Options were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable), the Eligible Options currently have an exercise price that exceeds the current value of our stock.  Therefore, the Offer is intended to provide our employees, consultants and members of our Board of Directors with the incentive to continue working for us and make superior contributions in the future by providing them with equity awards that will have meaningful value.

Q3.	What do we and our Board of Directors think of the Offer?

Although our Board of Directors (upon the recommendation of its Compensation Committee) has authorized the Offer, our Board of Directors recognizes that the decision to participate in the Offer is an individual one that should be based on a variety of factors.  Neither we nor our Board of Directors (or its Compensation Committee) is making any recommendation as to whether you should or should not participate in the Offer.  You must make your own decision about participating in the Offer.  You should consult with your personal advisors if you have questions about your financial or tax situation or whether you should participate in the Offer.  We also recommend that you obtain current market quotations for our American Depositary Shares before deciding to participate in the Offer to amend your Eligible Options, even though the current market price of our American Depositary Shares may provide little or no basis for predicting what the market price of our American Depositary Shares will be on the vesting dates of the Eligible Options that are amended (“Amended Options”) or at any time in the future.

Q4.	Are there any risks involved in my participation in the Offer?

The main risk of participating in the Offer is that the trading price of our American Depositary Shares increases to a price that is equal to or greater than the exercise price of the Eligible Options after the date your Eligible Options are amended pursuant to the Offer, but before May 21, 2010, which is the first vesting date for the Amended Options.  In such case, had you not participated in the Offer, you would have had the opportunity to exercise a portion of your Eligible Options that would have vested on May 21, 2009, August 4, 2009 or January 21, 2010 (as applicable) and receive an economic benefit that you would not have otherwise become eligible to receive until May 21, 2010 with respect to the Amended Options.  The amount by which our American Depositary Shares would have to appreciate in order for this result to occur depends on a number of variables, including the exercise price of your Eligible Options, the number of Eligible Options you hold, and the exercise price of the Amended Options.

Additional risks may exist so eligible participants should carefully consider this and other risks and are encouraged to speak with their investment and tax advisors as necessary before deciding whether to participate in the Offer.

Questions Regarding Eligibility

Q5.	Who is eligible to participate in the Offer?

You are eligible to participate in the Offer if:

(1)
  On February 26, 2009, you are one of our active employees (full-time or part-time), an independent consultant who provides services to us, or a non-employee member of our Board of Directors (or a delegated affiliate of one of the foregoing);

(2)	You continue to be an active employee, independent consultant or Board member as of the expiration of the Offer; and

(3)	You hold outstanding stock options to purchase our American Depositary Shares that were granted to you on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable) under the Plan.

You will be eligible to participate in the Offer if you are on an approved leave of absence as of the expiration of the Offer and you otherwise meet these eligibility requirements.

Q6.	Will I receive any information about my Eligible Options before the Offer?

You will receive a Participant Statement, under separate cover, that contains specific information about your Eligible Options, including, without limitation, information about the certain terms that will be amended as a result of your participation in the Offer.

Questions Regarding the Amended Options

Q7.	Will the number of American Depositary Shares underlying my Eligible Options change after the Eligible Options are amended?

No.  The number of American Depositary Shares underlying your Eligible Options will not change as the result of your participation in the Offer.

Q8.	What will be the exercise price of the Amended Options?

The exercise price of the Amended Options will be U.S. $1.40.

Q9.	When will the Amended Options vest?

The Amended Options will vest at the same rate as your Eligible Options, but vesting will begin on May 21, 2010 instead of on May 21, 2009, August 4, 2009 or January 21, 2010 (as applicable).  Therefore, assuming you continue to meet the requirements for vesting specified in your amended stock option agreement (as discussed further in Q10 below):

•	15% (or 25%, if applicable) of your Amended Options will vest on May 21, 2010,
•	20% (or 25%, if applicable) of your Amended Options will vest on May 21, 2011,
•	30% (or 25%, if applicable) of your Amended Options will vest on May 21, 2012, and

•	the remaining 35% (or 25%, if applicable) of your Amended Options will vest on May 21, 2013.

Unless you have an employment agreement that provides otherwise, if you cease to be employed or provide service as a Board member before your Amended Options begin to vest, those Amended Options will be forfeited.

Q10.	Are there any other differences between the Amended Options and the Eligible Options?

No.  Aside from the terms discussed in Q8 and Q9 above, all of the other terms and conditions that applied to your Eligible Options under your current stock option agreement will continue to apply to the Amended Options.  If your Eligible Options have a graduated vesting schedule (that is, vest 15%, 20%, 30%, and 35% over four years) and you properly submit the Letter of Transmittal, upon our acceptance of the letter, the following terms of your existing stock option agreement will be amended such that (1) the term “Option Price Per Share” will be defined as “U.S.$1.40” and (2) Section 2.1 of the agreement will read as follows(1):

“2.1       Right to Exercise.  Except as otherwise provided herein, the Option Right shall be exercisable in four tranches as follows: with respect to fifteen percent (15%) of the Shares on May 21, 2010 (the “First Vesting Date”), twenty percent (20%) of the Shares on the first anniversary of the First Vesting Date, thirty percent (30%) of the Shares on the second anniversary of the First Vesting Date, and the remaining thirty-five percent (35%) of the Shares on the third anniversary of the First Vesting Date, provided that the Optionee remains in the continuous service of the Company through each such vesting date.  Notwithstanding the foregoing, the Option Right shall expire in its entirety or in part on the applicable Expiration Date as set forth above or earlier as provided in Section 5.”

If your Eligible Options have a ratable vesting schedule (that is, vest 25% each year over four years) and you properly submit the Letter of Transmittal, upon our acceptance of the letter, the following terms of your existing stock option agreement will be amended such that (1) the term “Option Price Per Share” will be defined as “U.S.$1.40” and (2) Section 2.1 of the agreement will read as follows(1):

“2.1       Right to Exercise.  Except as otherwise provided herein, the Option Right shall be exercisable in four tranches as follows: with respect to twenty-five percent (25%) of the Shares on May 21, 2010 (the “First Vesting Date”) and with respect to twenty-five percent (25%) of the Shares on each of the first three anniversaries of the First Vesting Date, provided that the Optionee remains in the continuous service of the Company through each such vesting date.  Notwithstanding the foregoing, the Option Right shall expire in its entirety or in part on the applicable Expiration Date as set forth above or earlier as provided in Section 5.”

    Note:
(1)	The Chinese translation of this amended language is provided herein for reference only. In case of any discrepancy, the English text set forth in the Letter of Transmittal shall govern.

Procedures for Participating in the Offer

Q11.	How do I participate in the Offer to amend my Eligible Options?

You may participate in the Offer by completing the Letter of Transmittal that is included with this Offer to Amend (or obtaining a copy from your local human resources manager), signing it and sending the properly completed and signed form to us by one of the methods described below.  For your participation to be accepted, we must receive your properly completed and signed Letter of Transmittal before the expiration of the Offer.

Participate by e-mail.  You may participate in the Offer by e-mail by sending the properly completed and signed Letter of Transmittal by e-mail as an attachment in Adobe PDF format to the following e-mail address: vivian@actions-semi.com.  You may participate in the Offer through e-mail 24 hours a day, 7 days a week, at any time until the expiration of the Offer.  If you decide to participate by e-mail, you will need to access a scanner that will generate an image of your properly completed and signed Letter of Transmittal in Adobe PDF format, so that you can attach the PDF file to your e-mail.  We will e-mail a confirmation to your Actions e-mail address within two business days of our receipt of your Letter of Transmittal.

Participate in person.  You may also participate in the Offer in person by delivering the properly completed and signed Letter of Transmittal to your local human resources manager in person (interoffice mail is not acceptable).  Your local human resources manager will be available to accept your Letter of Transmittal from 9:00 A.M. to 5:00 P.M., local time, Monday through Friday, at any time until the expiration of the Offer.  We will e-mail a confirmation to your Actions e-mail address within two business days of our receipt of your Letter of Transmittal.

Regardless of the method you use to participate in the Offer to amend your Eligible Options, you must indicate that you agree to the amendment of all of the Eligible Options you hold.  You do not need to return your stock option agreement governing your Eligible Options to effectively amend the Eligible Options.  Your stock option agreement will be amended as described in this Offer to Amend and the Letter of Transmittal when we accept your Letter of Transmittal.

By submitting a Letter of Transmittal to us, you acknowledge that all information you provide in the Letter of Transmittal is being given with your consent for the express purpose of participating in the Offer.  You further acknowledge that we may share any such information with third parties to the extent necessary to effect your participation in the Offer, including, without limitation, to amend the exercise price and vesting schedule of your Eligible Options.

Q12.	If I decide to participate in the Offer, do I have to agree to the amendment of all of my Eligible Options?

Yes.  You are not required to participate in the Offer to amend your Eligible Options.  In order to participate, however, you must agree to the amendment of all of your Eligible Options.  You may not elect to amend only a portion of your Eligible Options.

Q13.	May I withdraw my intent to participate in the Offer after I have properly signed and delivered my Letter of Transmittal?

Yes.  You may withdraw your election to participate in the Offer and your Letter of Transmittal at any time before the expiration of the Offer, which is currently scheduled for 5:00 P.M., Beijing time, on March 20, 2009.  If the Offer is extended by us beyond its currently scheduled expiration, you may withdraw from the Offer at any time until the extended expiration of the Offer.

To withdraw your previously submitted Letter of Transmittal, you must use the same method you used to submit the Letter of Transmittal.  You must also withdraw your Letter of Transmittal with respect to all of your Eligible Options, not just a portion of your Eligible Options.  For your withdrawal to be effective, we must receive your properly completed and signed Withdrawal Letter before the expiration of the Offer.  A Withdrawal Letter is included in the materials accompanying this Offer to Amend.  You may also obtain a Withdrawal Letter by contacting your local human resources manager.  If you withdraw your previously submitted Letter of Transmittal, regardless of method, you will receive an e-mail message confirming your withdrawal within two business days of our receipt of your Withdrawal Letter.

If you have withdrawn your previously submitted Letter of Transmittal, and before the expiration of the Offer you want to re-submit a Letter of Transmittal to participate in the Offer with respect to all Eligible Options, you must properly re-submit a Letter of Transmittal, in accordance with the procedures set forth under Q11 above.  You may choose to re-submit your Letter of Transmittal any time before the expiration of the Offer.  You are not required to use the same participation method (e-mail or in person) that you used for your original submission.

Q14.	What will happen to my Eligible Options if I decide not to participate in the Offer?

If you choose not to participate in the Offer, you will retain your Eligible Options without change to the exercise price, the vesting schedule or the other terms and conditions of each award as currently in effect.  These terms and conditions are set forth in the existing stock option award agreement for the Eligible Options.

If you properly submit a Letter of Transmittal, but are no longer an eligible participant when the Offer expires, your submission will be automatically withdrawn and the stock option agreement evidencing your outstanding Eligible Options will continue in effect in accordance with their existing terms and conditions.  If you properly submit a Letter of Transmittal, upon our acceptance of the letter, the stock option agreement evidencing the grant of those options will be amended as described in this Offer to Amend and the Letter of Transmittal.

Q15.	Is there anything I need to do if I decide not to participate in the Offer?

No.

Procedures After Letters of Transmittal are Submitted

Q16.	When will the Offer expire? Can it be extended, and if so, how will I be notified if it is extended?

The Offer will expire at 5:00 P.M., Beijing time, on March 20, 2009, unless we extend it.  We may, in our discretion, extend the Offer at any time.  If we extend the Offer, we will make a public announcement of the extension no later than 9:00 A.M., Beijing time, on the next business day after the last previously scheduled or announced expiration of the Offer.

Q17.	Can we amend the Offer?

Yes.  As long as we comply with applicable law, we may amend the Offer in any way, including by revising the value we attribute to any of your Eligible Options or by amending the consideration you will receive when the Eligible Options are amended.  In certain circumstances, we may be required to extend the period during which you may participate in the Offer if we amend the terms of the Offer.  If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer for five business days (ten business days in the event that we change the exercise price of the Amended Options), and will notify eligible participants (such notice will be by company e-mail announcement).  According to applicable securities laws and regulations, the minimum period the Offer must remain open, following material changes in the terms of the Offer or in the information about the Offer, will depend on the facts and circumstances.

Q18.	When will we accept all properly submitted Letters of Transmittal to amend Eligible Options?
We will accept all properly submitted Letters of Transmittal by, and not validly withdrawn before, the expiration of the Offer promptly following the expiration of the Offer (which will be 5:00 P.M., Beijing time, on March 20, 2009, unless we extend the Offer).  However, we reserve the right to reject any or all submissions that we determine are not in appropriate form or that it would be unlawful for us to accept.  In addition, subject to applicable securities laws, we will not be required to accept submissions of Letters of Transmittal if, prior to the expiration of the Offer, certain events occur or fail to occur, such that, in our reasonable judgment, it would be inadvisable for us to proceed with the Offer.  These events include, among other things:

•	changes in applicable law or regulations;
•	changes in accounting principles;
•	third-party tender offers for our American Depositary Shares or other acquisition proposals;
•	adverse changes in market conditions; and
•	lawsuits challenging the Offer.

If we decide to reject all Letters of Transmittal, we will promptly communicate such rejection to all holders of Eligible Options by e-mail announcement.  Following such a rejection, all of your Eligible Options will remain subject to their current terms and conditions and will not be amended.

The Offer is not conditioned on participation by a minimum number of eligible participants or the amendment of a minimum number of Eligible Options.

Q19.	How will you know if we have accepted submissions of Letters of Transmittal to amend the Eligible Options?

Promptly after the expiration of the Offer, and assuming that we accept properly submitted Letters of Transmittal, we will send all eligible participants in the Offer an e-mail stating that the Offer expired and that we are accepting all Letters of Transmittal.  This e-mail will constitute notice to you that we have accepted the Letter of Transmittal that you properly submitted.

Q20.	When will the amendments to the Eligible Options become effective?

If you properly submit your Letter of Transmittal and we accept all such letters, the amendments to your Eligible Options will become effective promptly after the expiration of the Offer.  Your Amended Options will continue to be governed pursuant to the terms and conditions of your existing stock option agreement, as amended as discussed in Q8 and Q9.  Participation in the Offer to amend your Eligible Options does not entitle you to any future awards under the Plan.

Additional Considerations

Q21.	Will I have to pay taxes when I participate in the Offer?

As a taxpayer in the People’s Republic of China or in the United States, you should incur no immediate tax consequences when your Eligible Options are amended.  We recommend that you consult a professional tax advisor if you have questions concerning the tax consequences to you of participating in the Offer.

Q22.	Will I have to pay taxes when my Amended Options vest or when I exercise my Amended Options?

As a taxpayer in the People’s Republic of China or in the United States, you will not recognize income when your Amended Options vest.  However, upon exercise of your Amended Options, you may recognize ordinary income in an amount equal to the spread (the difference between fair market value of the underlying shares and the exercise price) on the date of exercise.  If you have any questions about taxes, we recommend that you consult a professional tax advisor to determine the tax consequences of participating in the Offer.

Q23.	Whom can I contact if I have questions about the Offer?

You should direct questions about this Offer or requests for assistance to Mr. Jimmy Liu at +86-21-5080 3900 ext 1211.  You may request additional copies of any documents referred to in this Offer to Amend (including the Letter of Transmittal and the Withdrawal Letter) from your local human resources manager.

Q24.	Is there any information about Actions Semiconductor Co., Ltd. that I should be aware of?

Before making your decision to participate in this Offer, you should carefully review the information in this Offer to Amend, the Letter of Transmittal, and any other documents referenced in this Offer to Amend.  In addition, you should carefully review the unaudited consolidated financial statements included on Form 6-K, filed on January 22, 2009, a copy of which has been provided to you with this Offer to Amend.

Q25.	Where can I get additional information about Actions Semiconductor Co., Ltd.?

We have filed with the SEC a Form CB with respect to the Offer.  We recommend that you review our current reports on Form 6-K furnished with the SEC on April 29, 2008, August 6, 2008, October 31, 2008, December 31, 2008, and January 22, 2009, respectively, which we have furnished with the SEC, before making a decision whether to participate in the Offer.  We incorporate by reference the foregoing documents and any additional documents that we may file or furnish with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Offer to Amend and the expiration of the Offer.

We will provide, without charge to each person to whom a copy of this Offer to Amend is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that have been referenced in this Offer to Amend.  Requests should be directed to Mr. Jimmy Liu at +86-21-5080 3900 ext 1211. Our filings with the SEC are also available to the public through the SEC’s internet site at http://www.sec.gov.

As you read the documents listed above, you may find some inconsistencies in the information from one document to another.  Should you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.  The information contained in this Offer to Amend about us should be read together with the information contained in the documents that we have referenced in this Offer to Amend.

Our statements in this Offer to Amend concerning the Plan and the Eligible Options, as amended, are merely summaries and do not purport to be complete.  The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the existing stock option agreement.  The Plan is attached as Exhibit 4.5 to the Form S-8, which we filed with the SEC on July 24, 2007.